BlueFire Ethanol Fuels, Inc.
31 Musick
Irvine, California 92618

June 11, 2010

United States Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attn: Edward Kelly

Re:	BlueFire Ethanol Fuels, Inc.
Post Effective Amendment #1 to Form S-1
Filed on May 27, 2010

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933 (the “Act”) BlueFire Ethanol Fuels, Inc. (the “Company”) requests the withdrawal of the Post Effective Amendment to the Company’s Registration Statement on Form S-1 filed on May 27, 2010 (the “POS AM”).  No sales of the Company’s common stock have been or will be made pursuant to the POS AM.

Upon grant of the Commission’s consent, please provide a facsimile copy of the written order consenting to the withdrawal of the POS AM to the undersigned, facsimile number (908) 663-2443, with a copy to the Company’s outside legal counsel, Joseph M. Lucosky, Esq, 195 Route 9 South, Suite 204, Manalapan, NJ 07726, facsimile number (732) 577-1188.

If you have any questions with respect to this matter, please contact Joseph M. Lucosky, Esq. at (732) 409-1212.

Very truly yours,

BLUEFIRE ETHANOL FUELS, INC.

By:	/s/ Christopher Scott
Christopher Scott, Chief Financial Officer